EXHIBIT 12.1

FORM 10-Q

PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS (1)

(Millions of Dollars)

	Three Months Ended
	March 31
	2006		2005

FIXED CHARGES
Interest expense	$34.6		$20.1
Portion of rentals deemed interest	.4		.4

TOTAL FIXED CHARGES	$35.0		$20.5

EARNINGS
Income before income taxes	$32.1		$29.6
Fixed charges	35.0		20.5

EARNINGS AS DEFINED	$67.1		$50.1

RATIO OF EARNINGS TO FIXED CHARGES	1.92	X	2.44	X

(1) The method of computing the ratio of earnings to fixed charges shown above complies with SEC reporting requirements but differs from the method called for in the Support Agreement between the Company and PACCAR as shown in Exhibit 12.2.